October 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Lyn Shenk
Jeffrey Sears
Doug Jones

Re:       Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 10, 2012, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 10, 2012 (the “Filing”).

In this letter, we have recited the Staff's comments in bold italic type and have followed each comment with Netflix's response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.
Please refer to your responses to our prior comments 8 and 9. Based upon these responses, it appears that you intend to expand your discussion and analysis of the operating performance of your segments to include enhanced qualitative disclosures regarding (A) the expenses incurred by each segment and (B) each segment's contribution margin. However, it does not appear that you intend to revise your disclosure to specifically quantify and, as applicable, discuss (a) the absolute amounts recognized for each material component of “cost of revenues and marketing expense” for purposes of discussing your segment results or (b) the absolute amounts recognized for each material component of “cost of revenues” for purposes of discussing your consolidated results. In this regard, you have stated that you believe your current disclosure complies with the requirements of Item 303(a)(3) of Regulation S-K. Notwithstanding your conclusion, it is not clear to us how readers would be able to fully assess and understand the variances in your reported costs, the trends attributable to those variances, and/or the relationship of the disclosed variances and related costs to each segment's performance and your consolidated results, without understanding the (I) the significance/magnitude of each material component of “cost of revenues and marketing expense” discussed relative to total “cost of revenue and marketing expense” and (II) the magnitude of the variances relative to historically recognized amounts. Therefore, it would appear appropriate to provide quantification (i.e., in terms of absolute dollars) of the prior year and current year amounts recognized for each of the material components of costs of revenues and marketing expense that warrants separate discussion for purposes of understanding your segment and consolidated results. Please revise your disclosure accordingly or advise. Please note that we acknowledge that tabular presentation of the aforementioned information is not required. However, we believe that the use of tables may improve the overall ease of use and clarity of the disclosure. Please provide your proposed expanded disclosure as part of your response.

Item 303 (a) (3) of Regulation S-K requires us to describe the significant components of our expenses that “in the registrant's judgment, should be described in order to understand” our results of operations and to describe any known trends, uncertainties or events that will impact these expenses. We respectfully advise the Staff that we believe that we have satisfied these requirements and that our existing disclosure provides investors with a thorough understanding of the costs and cost trends attendant to our business.

We currently provide investors with the following disclosures on a quarterly basis:

•	a detailed description of each component of our consolidated cost of revenues and marketing expenses

•	the absolute amounts of consolidated cost of revenues and marketing for each comparative period presented with the percentage impact of these expenses against consolidated revenues

•	the absolute amount of material changes in the components of each of these expenses at the consolidated level

•	reasons for such material changes, including the percentage changes in each expense component within specific segments as applicable

•	significant qualitative disclosures related to the factors driving profitability of each segment including the relative significance of each expense component within each segment

•	a detailed overview of the drivers of sequential changes in segment contribution profit (loss)

•
the consolidated impact of streaming content obligations on current cash flows (with the absolute amount of changes in content acquisition cash outflows compared to the absolute amount of changes in content acquisition expenses) as well as on future cash flows (with the timing of payments of our streaming content obligations that are included in Content liabilities and those that are not reflected in the Consolidated Balance Sheet).

From these disclosures, the reader is able to understand which cost components are changing materially, the trend in the changes of such components and the overall trend of these changes as they impact our cost of revenues both on a consolidated and a segment level. This understanding is further facilitated by the limited nature of our cost structure in which two items (content acquisition and marketing expenses) drive profitability. We believe that the information disclosed provides investors a full understanding of these costs and their impact on our business. We do not agree that knowing the absolute amount of each cost component at the segment level will provide a materially better understanding of our performance to an investor.

Additionally, in crafting the disclosure that meets the objectives of Item 303 (a) (3) of Regulation S-K, we have a parallel duty to our investors to do so in a manner that does not result in competitive damage to the Company. We operate in a highly and increasingly competitive marketplace populated by much larger enterprises some of whom are recent entrants to our space. We believe that providing additional information, such as that requested by the Staff, would assist these competitors in structuring their business relationships and designing their offerings. For example, a deeper understanding of our content acquisition costs would assist competitors in designing and implementing their content deals while not providing investors with materially better insight into the historical and anticipated future performance of the Company. Therefore, we believe that a further disclosure of our costs as requested by the Staff is not in the best interest of our investors or required by Item 303 of Regulation S-K.

2.
Please refer to your response to our prior comment 9. We note that you have agreed to revise future filings to include quantification of each factor cited as a cause for a material variance in your consolidated results of operations. However, based upon your proposed revised disclosure in your response to our prior comment 7, as well as the disclosure in the Form 10-Q for the quarterly period ended June 30, 2012, it appears that this additional quantification primarily consists of disclosure of the percentage that specific costs (e.g., content acquisition and licensing expense, content delivery expense, marketing expense, etc.) changed at each of your reportable segments, rather than quantification and discussion of factors on an absolute dollar basis. In this regard, we believe that quantification and discussion of the absolute change in the costs incurred by each segment would provide readers with significantly greater insight regarding the extent to which specific factors within each segment have impacted your consolidated costs, consolidated results, and segment results. Please revise your disclosure, accordingly, and provide us with a copy of your proposed revised disclosure as part of your response.

We respectfully refer the Staff to our response to Comment 1 above. As noted, we believe that our existing disclosure provides investors with sufficient information to understand the impact and trends of our costs of revenues and marketing expenses in each segment. For example, with regard to our International Segment, investors are able to see (i) the absolute amount of our overall costs and its trend in relation to revenues, and (ii) the percentage changes in content acquisition costs and marketing expenses. Again, we do not believe that providing absolute amounts for each segment would provide investors with a materially better understanding of the performance of our business. However, this information would be competitively harmful to the Company as it would give competitors a better understanding of our strategy and approach to content acquisition and development in international markets. Therefore, we believe that a further disclosure of these costs as requested by the Staff is not in the best interest of our investors or required by Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates

Content Accounting, page 37

3.
Please refer to your responses to our prior comments 19 and 20. Based upon these responses, we believe that it may be appropriate for you to expand your disclosure in “Critical Accounting Policies and Estimates” to clarify that streaming content licenses that do not meet the criteria for asset recognition are aggregated with streaming content licenses that are reported on the balance sheet for purposes of evaluating and measuring impairment. Additionally, we believe that it may be appropriate for you to clarify the basis upon which streaming content licenses within “geographic regions” will be assessed for purposes of evaluating and measuring impairment - that is, by individual country or aggregation of countries (and the basis for the aggregation). Please revise your disclosure accordingly or advise. Please also consider providing similar disclosure as part of your discussion of “Content Library” in Note 1 (i.e., “Organization and Summary of Significant Accounting Policies”) to your annual financial statements.

As suggested by the Staff, in future filings, we will expand our disclosure in “Critical Accounting Policies and Estimates” as follows:

“The Company amortizes the content library on a straight-line basis over each title's contractual window of availability, which typically ranges from six months to five years. Streaming content licenses (including both those that are recorded in the streaming content library and those that do not meet the criteria for asset recognition) are reviewed in aggregate at the geographic region level for impairment when an event or change in circumstances indicates a change in the expected usefulness of the content. The level of geographic aggregation is determined based on the streaming content rights which are generally specific to a geographic region inclusive of several countries (such as Latin America). An impairment would be recorded as necessary to adjust the streaming content library to the lower of unamortized cost or estimated net realizable value. No material write down from unamortized cost to a lower net realizable value was recorded in any of the periods presented.”

Additionally we will include similar disclosure in the “Content Library” significant accounting policy discussion of Note 1 to the Consolidated Financial Statements included in Form 10-K for the year ending December 31, 2012.

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Segment Information, page 71

4.
Please refer to your response to our prior comment 23. We note that you do not believe that you are required to disclose the assets attributable to each of your segments pursuant to ASC Topic 280-10-50-27, as your company's chief operating decision maker (the “CODM”) does not review any measure of segment assets, nor does the CODM consider total assets, content library, or any other measure of financial position in connection with the assessment of segment performance and/or the allocation of resources. In this regard, it is not clear to us how the CODM is able to assess segment performance and/or allocate resources without reviewing any measure of segment assets, given that (A) segment content and the related amortization would appear to be a primary driver of segment performance, (B) the acquisition of/investment in content would appear to be a primary activity for which resources are allocated, (C) you are in the process of transitioning from primarily offering DVD-by-mail services to primarily offering streaming services, and those offerings appear to require different commitments to investments in assets and produce different returns on assets, (D) the acquisition of content would appear to be a core/primary function of your business as you continue to expand into new international markets that require separate streaming content licenses and contracts, and (E) reviews of asset performance, presumably, would be necessary for purposes of assessing potential impairment of your content library. For each of the aforementioned reasons, we also believe that disclosure of segment assets (including content rights) would be meaningful to investors' understanding of each of your segment's performance and results of operations. As such, please reconsider whether it would be appropriate to disclose the assets attributable to each of your segments. If you continue to conclude that this disclosure is not required because the CODM does not review asset information, please provide us with a representative example of the internal financial information regularly provided to your CODM for a reporting period in fiscal 2011 or 2012 to help us better understand the nature of your internal reporting.

We respectfully advise the Staff that as stated in our prior response, the Company's chief operating decision maker (“CODM”) reviews revenue and contribution profit for each of our operating segments in assessing performance and allocating resources. As such, we continue to believe that disclosure of total assets by segment is not required because our chief operating decision maker does not receive or review this information.
As requested by the Staff, we are supplementally submitting under separate cover representative examples of the financial reporting information regularly reviewed by our CODM for the purposes of assessing performance and allocating resources. Additionally we are submitting under that separate cover the most recent quarterly financial reporting package provided to our CODM.

*      *      *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.) J.C. Berger (Netflix Inc.)